For Immediate Release                    CONTACT: Timothy J. Reid (785) 295-6695

                 PAYLESS SHOESOURCE, INC. ANNOUNCES PRELIMINARY
                          RESULTS OF SELF-TENDER OFFER

TOPEKA, Kan., April 11, 2000 -- Payless ShoeSource, Inc. (NYSE: PSS) today announced the preliminary results of its self tender offer, which expired on April 10, 2000. Based on a preliminary count by the depositary for the tender offer, approximately 8,285,707 shares of common stock (including approximately 3,414,019 shares tendered through notice of guaranteed delivery), representing approximately 28% of the company's outstanding shares, were properly tendered and not properly withdrawn at prices at or below $53 per share. Pursuant to applicable securities laws, Payless expects to purchase approximately 7,547,170 shares at a purchase price of $53 per share. Both the number of shares expected to be purchased and the price per share are preliminary and are subject to verification by the depositary. The actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. Payless will pay for all shares purchased promptly following that time.

Payless commenced the tender offer on March 13, 2000, when it offered to purchase up to 7,547,170 shares of its common stock at a price between $48.00 and $53.00 per share net to the seller in cash, without interest. As of April 10, 2000, Payless had approximately 29.6 million shares issued and outstanding. As a result of the completion of the tender offer, Payless expects to have approximately 22.1 million shares issued and outstanding as of the time immediately following payment for the tendered shares.

Payless intends to pay for the shares purchased in the tender offer from available cash and a new credit facility.

The Dealer Manager for the tender offer was Goldman, Sachs & Co. and the information agent was D.F. King & Co., Inc.

Payless ShoeSource, Inc. is North America's largest family footwear retailer. The company operates 4,471 Payless ShoeSource stores offering quality family footwear at affordable prices. In addition, customers can buy shoes over the Internet through Payless.com(SM), at http://www.payless.com. Payless also operates 221 Parade stores featuring fashionable mid-priced women's footwear.